UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NanoVibronix, Inc.

Full Name of Registrant

Former Name if Applicable

969 Pruitt Ave

Address of Principal Executive Office (Street and Number)

Tyler, Texas 77569

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoVibronix, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the time period, as the Company requires additional time to review the information required to be included in the Form 10-K, including the financial statements, for the fourth quarter and fiscal year ended December 31, 2023.

The Company expects to file the Form 10-K within the extension period of 15 calendar days, as provided under Rule 12b -25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen Brown	(914)	233-3004
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

For the years ended December 31, 2023 and 2022, our revenues were approximately $2,283,000 and $752,000, respectively, an increase of approximately 204%, or $1,531,000, between the periods. The increase was mainly attributable to increased sales from the Company’s Ultra Pain Products Inc. (“UPPI”) distributor as well as new sales representatives enrolled by the Company who provide customers from Veteran Health Care network facilities, or through workman’s compensation programs, to whom the Company sells its products directly.

For the years ended December 31, 2023 and 2022, gross profit was approximately $1,537,000 and $167,000, respectively. The increase was mainly due to a larger percentage of higher gross margin from direct sales to customers from Veteran Health Care network facilities and workers’ compensation plans, as well as increased sales from the Company’s direct medical equipment distributor in the United States, UPPI. Also, costs of revenues in 2022 included several non-recurring costs that were incurred to obtain marketing clearance from the FDA related to the sale of the Company’s PainShield Plus product.

For the years ended December 31, 2023 and 2022, research and development expenses were approximately $185,000 and $283,000, respectively, a decrease of approximately 35%, or $98,000 between the periods. This decrease was mainly due to clinical trials performed in the prior year that did not occur in 2023. Also, the Company incurred product re-development costs in 2022 to alleviate the FDA’s holdback on marketing the PainShield Plus product.

For the years ended December 31, 2023 and 2022, selling and marketing expenses were approximately $867,000 and $965,000, respectively, a decrease of approximately 10%, or $98,000 between the periods. The decrease in selling and marketing expenses was mainly due to the decrease in the number and costs of sales and marketing personnel during the year.

For the years ended December 31, 2023 and 2022, general and administrative expenses were approximately $4,018,000 and $3,931,000, respectively, an increase of approximately 2%, or $87,000 between the periods. The marginal increase was mainly due to increased legal and professional fees in 2023.

For the years ended December 31, 2023 and 2022, interest expenses were $135,000 and $347,000, respectively. This pertains to the interest on the Company’s judgment liability in the current and prior years.

For the years ended December 31, 2023 and 2022, the Company’s income tax expense was approximately $29,000 and $35,000, respectively. The low tax expense for 2023 was a result of favorable adjustments due to lapses of statutes of limitations on its Israel tax positions. In 2022, there was no such adjustment.

The Company’s net loss decreased by approximately $1,640,000 or 30%, to approximately $3,808,000 for the year ended December 31, 2023 from approximately $5,448,000 during the same period in 2022. The decrease in net loss resulted primarily from the factors described above.

The Company believes that its results contained herein are materially correct; however, because review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

NanoVibronix, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	By:	/s/ Stephen Brown
		Name:	Stephen Brown
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).